FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 27, 2006 regarding Consolidated Financial Results for Fiscal 2005.

2.	Press release dated April 27, 2006 regarding Amendment of its Articles of Incorporation.

3.	Press release dated April 27, 2006 regarding Repurchase its own shares.

4.	Press release dated April 27, 2006 regarding New Directors.

5.	Press release dated April 27, 2006 regarding Executive changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: May 23, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results for Fiscal 2005

Tokyo, April 27, 2006 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for fiscal 2005, ended March 31, 2006.

Notes:	1.	All figures, except for the outlook for fiscal 2006, were converted at the rate of 117 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2006.
	2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Business Results and Financial Position

Business Results

(1) Summary of Fiscal 2005 Consolidated Business Results

	Year ended March 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	9,464.8	5%	80,896
Operating income	256.0	(8%)	2,188
Income before income taxes and minority interests	274.8	4%	2,349
Income before minority interests	120.5	5%	1,030
Net income	37.3	(28%)	319

During the fiscal year, the world economy remained healthy as a whole. This partly reflected strength in the U.S. economy, despite the impact of sharply higher crude oil prices and other factors. Furthermore, China’s economy maintained strong growth, mainly on the back of domestic demand driven by capital investment. Moreover, Asian economies were supported by expanding exports and other factors.

In Japan, the economy remained strong as higher corporate earnings and an improving job and wage environment fueled growth in plant and equipment investment and consumer spending.

In these circumstances, Hitachi continued to make aggressive investments in targeted businesses while executing business structural reforms. In this way, Hitachi reinforced measures to become more competitive on a consolidated basis.

In the fiscal year, Hitachi made Fujitsu Hitachi Plasma Display Limited a consolidated subsidiary with the aim of further reinforcing the group’s plasma display business. In addition, Hitachi decided to strengthen its social and industrial infrastructure systems business by transferring parts of its Industrial Systems Group to Hitachi Plant Engineering & Construction Co., Ltd. on April 1, 2006. At the same time, Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. were merged into Hitachi Plant Engineering & Construction Co., Ltd. And, with the goal of strengthening the air conditioning and home appliance businesses, Hitachi decided to merge Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. on April 1.

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Hitachi’s consolidated revenues were 9,464.8 billion yen, up 5% year on year. The Information & Telecommunication Systems segment posted higher revenues on strong sales of storage devices, as did the Power & Industrial Systems segment on the back of recovering private-sector plant and equipment investment, and the High Functional Materials & Components segment, mainly due to growth in sales of components and materials for electronics- and automotive-related fields. On the other hand, the Electronic Devices and other segment saw revenues decrease year on year.

Overseas revenues increased 11%, to 3,639.6 billion yen due mainly to growth in the Information & Telecommunication Systems, Power & Industrial Systems, and High Functional Materials & Components, particularly in China, a market Hitachi is targeting.

Operating income, however, declined 8% year on year, to 256.0 billion yen due mainly to lower earnings in the Electronic Devices segment and an operating loss in the Digital Media & Consumer Products segment. The Information & Telecommunication Systems, Power & Industrial Systems, High Functional Materials & Components and Logistics, Services & Others segments all recorded higher operating income.

Other income increased 1%, to 87.5 billion yen. Other deductions declined 32%, to 68.7 billion yen, due to lower restructuring charges and other factors.

As a result, Hitachi recorded income before income taxes and minority interests of 274.8 billion yen, up 4% year on year. After income taxes of 154.3 billion yen, Hitachi posted income before minority interests of 120.5 billion yen. Furthermore, net income declined 28%, to 37.3 billion yen.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Year ended March 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,360.9	4%	20,179
Operating income	84.6	25%	724

Information & Telecommunication Systems revenues rose 4%, to 2,360.9 billion yen. In software and services, revenues rose compared with the previous fiscal year because of firm growth in the outsourcing business. In hardware, despite of the sale of the former Hitachi Printing Solutions, Ltd. to Ricoh Company, Ltd. and the effect of falling prices of servers and PCs caused by intensified competition, overall hardware revenues increased as a result of higher sales in disk array subsystems and hard disk drives (HDDs).

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The segment posted operating income of 84.6 billion yen, up 25% year on year. This result reflected a large increase in earnings in software and services due to improved project management and other factors. Further earnings growth was hampered by lower year-on-year earnings in hardware due to a larger loss in HDD operations and other factors, despite a solid performance in disk array subsystems and other areas.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the year ended March 31, 2006 include operating results of Hitachi GST for the period from January through December 2005.

[Electronic Devices]

	Year ended March 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,204.4	(9%)	10,294
Operating income	20.4	(45%)	174

Electronic Devices revenues declined 9%, to 1,204.4 billion yen, the result of lower sales in the display business due to lackluster LCD sales resulting from falling prices as well as other factors.

Operating income dropped 45% year on year, to 20.4 billion yen due mainly to a larger loss in the LCD business.

[Power & Industrial Systems]

	Year ended March 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,805.1	12%	23,976
Operating income	92.5	26%	791

Power & Industrial Systems revenues rose 12%, to 2,805.1 billion yen. This growth reflected healthy sales of industrial machinery and air-conditioning systems thanks to recovering private-sector plant and equipment investment. Another factor was growth in the elevator and escalator business and at Hitachi Construction Machinery Co., Ltd., mainly outside Japan. October 2004 merger with TOKICO LTD. also contributed to revenue growth.

The segment posted a 26% increase in operating income, to 92.5 billion yen due to strong earnings at Hitachi Construction Machinery and increased sales of elevators and escalators, industrial machinery and air-conditioning systems, among other factors.

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[Digital Media & Consumer Products]

	Year ended March 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,305.6	2%	11,160
Operating loss	(35.7)	—	(306)

Digital Media & Consumer Products segment revenues rose 2%, to 1,305.6 billion yen due to growth in flat-panel TVs and consolidation of Fujitsu Hitachi Plasma Display Limited (FHP) in April 2005.

The segment posted an operating loss of 35.7 billion yen, compared with operating income of 8.6 billion yen in the previous fiscal year. This result was attributable to increased investments for marketing in digital media products and losses in flat-panel TVs and home appliances, mainly due to falling prices.

[High Functional Materials & Components]

	Year ended March 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,600.2	6%	13,677
Operating income	110.0	26%	941

Revenues in this segment rose 6%, to 1,600.2 billion yen due mainly to strong growth in sales at Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd., principally in the electronics- and automotive-related fields. Hitachi Cable, Ltd. also recorded sales growth.

Operating income climbed 26%, to 110.0 billion yen due to higher earnings at Hitachi Chemical, Hitachi Metals and other companies, reflecting higher sales and the benefits of cost-cutting.

[Logistics, Services & Others]

	Year ended March 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,214.7	(3%)	10,383
Operating income	19.5	99%	167

Segment revenues declined 3% year on year, to 1,214.7 billion yen despite growth in sales at Hitachi Transport System, Ltd., mostly in the third-party logistics solutions business. This decline in segment revenues was due to lower revenues at Hitachi Mobile Co., Ltd. and at overseas sales companies.

The segment posted operating income of 19.5 billion yen, 99% higher year on year, mainly due to higher revenues at Hitachi Transport System.

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[Financial Services]

	Year ended March 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	517.9	(2%)	4,427
Operating income	35.0	13%	299

Segment revenues declined 2%, to 517.9 billion yen, with Hitachi Capital Corporation posting flat revenue growth.

Operating income rose 13%, to 35.0 billion yen, the result of higher earnings at Hitachi Capital.

(3) Revenues by Market

	Year ended March 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	5,825.1	1%	49,788
Overseas	3,639.6	11%	31,108
Asia	1,619.2	15%	13,840
North America	968.9	7%	8,282
Europe	748.4	5%	6,397
Other Areas	302.9	17%	2,589

Revenues in Japan edged up 1% year on year, to 5,825.1 billion yen.

Overseas revenues rose 11%, to 3,639.6 billion yen. Revenues rose sharply in Asia, particularly China. North America and Europe also recorded year-on-year growth.

As a result, the ratio of overseas revenues to consolidated revenues rose by 2 percentage points year on year to 38%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, rose 4%, to 397.4 billion yen, mainly due to investments to increase output of HDDs, plasma display panels, automotive-related parts and other products, as well as investments in high functional materials. Depreciation, excluding leasing assets, increased 5%, to 329.6 billion yen. R&D expenditures, which are primarily used to accelerate the launch of new businesses, strengthen frontier and basic research, and upgrade development capabilities in HDDs, automotive-, displays- and digital media-related fields, increased 4%, to 405.0 billion yen, and corresponded to 4.3% of revenues.

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Financial Position

(1) Financial Position

	As of March 31, 2006
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Total assets	10,021.1	284.9	85,651
Total liabilities	6,476.6	(30.7)	55,356
Interest-bearing debt	2,419.0	(83.4)	20,676
Minority interests	1,036.8	115.7	8,861
Stockholders’ equity	2,507.7	199.9	21,434
Stockholders’ equity ratio	25.0%	1.3 point improvement	—
D/E ratio (including minority interests)	0.68 times	0.10 point improvement	—

Total assets as of March 31, 2006 were 10,021.1 billion yen, 284.9 billion yen more than at March 31, 2005 due to the consolidation of FHP and other factors. Interest-bearing debt decreased 83.4 billion yen, to 2,419.0 billion yen. Stockholders’ equity rose 199.9 billion yen, to 2,507.7 billion yen, due to an improvement in the minimum pension liability adjustments account resulting from such factors as improved returns on pension assets. As a result, the stockholders’ equity ratio rose 1.3 points to 25.0%. The debt-to-equity ratio (including minority interests) was 0.68 times, 0.10 point improved from previous year due to a decline in interest-bearing debt and higher stockholders’ equity.

(2) Cash Flows

	Year ended March 31, 2006
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	690.8	125.5	5,905
Cash flows from investing activities	(501.3)	25.6	(4,285)

Free cash flows	189.5	151.1	1,620

Cash flows from financing activities	(261.6)	(162.2)	(2,236)

Operating activities provided net cash of 690.8 billion yen, 125.5 billion yen more than one year earlier.

Investing activities used net cash of 501.3 billion yen, 25.6 billion yen less year on year. This was due to efforts to collect investments in leases faster, despite increased capital investment, mainly in businesses targeted for growth.

Free cash flows, the sum of cash flows from operating and investing activities, were an inflow of 189.5 billion yen, 151.1 billion yen more year on year.

Financing activities used net cash of 261.6 billion yen, an increase of 162.2 billion yen due to the repayment of debts and other factors.

The net result of the above items was a 50.4 billion yen decrease in cash and cash equivalents to 658.2 billion yen.

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Outlook for Fiscal 2006

	Year ending March 31, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	9,700.0	2%	88,182
Operating income	290.0	13%	2,636
Income before income taxes and minority interests	280.0	2%	2,545
Income before minority interests	135.0	12%	1,227
Net income	55.0	47%	500

Regarding trends in the world economy, Hitachi expects a moderate economic slowdown in the U.S. due to cooling plant and equipment investment and housing investment, among other factors. However, Hitachi expects that domestic demand will continue to support strong economic growth in China. Economies elsewhere in Asia are expected to see higher exports to China. European economies, meanwhile, are forecast to continue their moderate pace of recovery. Overall, the global economy is expected to remain healthy.

The forecast for the Japanese economy is for continued firm growth, underpinned by growth in exports to China and elsewhere in Asia and by rising consumer spending and plant and equipment investment. There are, however, some concerns, such as the possibility of further jumps in crude oil and raw materials prices and an upturn in long-term interest rates. Falling prices brought about by intensifying competition also mean the outlook for the operating environment still requires caution.

In this environment, Hitachi is presently forecasting the operating results shown above for fiscal 2006. Hitachi will push forward with business reforms targeting future business development, illustrated by the formation of Hitachi Plant Technologies, Ltd. in the social and industrial infrastructure business and Hitachi Appliances, Inc. in the air conditioning and home appliance businesses in April this year. Furthermore, Hitachi will continue efforts to create new businesses and strengthen targeted businesses by maximizing the Hitachi ‘s internal resources such as R&D and marketing capabilities, personnel, funding system and others. Also, Hitachi is leveraging its group wide synergies to reduce procurement costs, business expenses, IT operational costs and other costs by standardizing and integrating business operations. Hitachi is implementing business restructuring measures to build a high-earnings framework, and reinforce its financial position.

Regarding the HDD, flat-panel TV and LCD businesses where there are issues concerning profitability, Hitachi plans to take wide-ranging countermeasures to quickly improve its development capabilities, cost competitiveness, sales activities and other areas of its operations. Furthermore, Hitachi will work to become more competitive on a consolidated basis and to establish a more powerful earnings base by driving forward structural reforms that target future business development, such as efforts to expand overseas business.

Projections for fiscal 2006 assume an exchange rate of 110 yen to the U.S. dollar and 135 yen to the Euro.

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2. Management Policy

Basic Management Policy and Strategy

Amid intensifying competition in world markets, Hitachi aims to step up its development by delivering competitive products and services imbuing higher value for customers. By taking full advantage of the diverse resources of the Hitachi Group while at the same time reviewing and restructuring businesses, Hitachi will bolster its competitiveness. This process will be consistent with Hitachi’s basic management policy, which is to increase shareholder value by meeting the expectations of customers, shareholders, employees and other stakeholders.

In January 2003, Hitachi unveiled a medium-term management plan called “i.e.HITACHI Plan II.” Up to now, Hitachi has executed a host of business structural reforms, including realigning its business portfolio, accelerating the globalization of its operations and creating new businesses. It has also promoted group management and strengthened governance of the group. These and other actions are steadily producing results.

Under its medium-term management plan, Hitachi made up-front investments in HDDs, flat-panel TVs, LCDs and other products that are viewed as core elements of a ubiquitous information society, with the aim of achieving growth over the long term. Nevertheless, Hitachi still has issues to deal with on the earnings front in respect to these businesses. Hitachi is taking wide-ranging countermeasures to quickly improve its development capabilities, cost competitiveness, sales activities and other areas.

Hitachi will continue to make aggressive investments in targeted businesses while continuously executing business structural reforms. In this way, Hitachi will reinforce measures to become more competitive on a consolidated basis and work to establish a more powerful earnings base. Leveraging experience, knowledge and expertise gained from the group’s expansive business domains, Hitachi is determined to give full play to its collective strengths to create added value. Through these initiatives to become more profitable, Hitachi aims to achieve an operating margin of 5% in the near term, as a minimum requirement for being ranked among the world’s leading corporate groups.

To enhance competitiveness in global markets in its various business fields, Hitachi is pushing ahead with efforts to improve productivity and cut costs by strengthening its production ability. Business structural reforms are also being implemented. In specific terms, Hitachi will examine and implement suitable measures to create growth in key fields as well as create new businesses by leveraging the group’s technological strengths and know-how; restructure the group with the aim of more effectively utilizing the group’s resources; and exit unprofitable businesses and push through restructuring measures that go beyond the Hitachi Group.

FIV* (Future Inspiration Value), a benchmark based on the estimated cost of capital, is used to make decisions on actions for strengthening businesses. In deciding on individual investments, Hitachi uses FIV to select investments that will contribute to maximizing shareholder value. Combined with a powerful drive to reduce assets, including trade receivables and inventories, Hitachi aims to raise the return on assets. Through these and other actions, Hitachi has set the goal of maintaining a single-A grade long-term credit rating by increasing asset efficiency and strengthening its financial position.

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Hitachi will also enhance corporate social responsibility initiatives and reinforce corporate governance with a view to increasing the corporate value of the Group over the long-term. Furthermore, in order to respond to any external threats to corporate value, Hitachi will examine the introduction of measures that enable it to respond to changes in the regulatory environment and other issues in a fair and neutral manner.

The Group invests a great deal of business resources in fundamental research and in the development of market-leading products and businesses that will bear fruit in the future, and realizing the benefits from these management policies requires that they be continued for a set period of time. For this purpose, the Company keeps its shareholders and investors well informed of not just the business results for each period but also of the Company’s business policies for creating value in the future.

The Company does not deny the significance of the vitalization of business activities and performance that can be brought about through a change in management control, but it recognizes the necessity of determining the impact on company value and the interests of all shareholders of the buying activities and buyout proposals of parties attempting to acquire a large share of stock of the Company or a Group company by duly examining the business description, future business plans, past investment activities, and other necessary aspects of such a party.

There is no party that is currently attempting to acquire a large share of the Company’s stocks nor is there a specific threat, neither does the Company intend to implement specified so-called anti-takeover measures in advance of the appearance of such a party, but the Company does understand that it is one of the natural duties bestowed upon it by the shareholders and investors to continuously monitor the state of trading of the Company’s stock and then to immediately take what the Company deems to be the best action in the event of the appearance of a party attempting to purchase a large share of the Company’s stock. In particular, together with outside experts, the Company will evaluate the buyout proposal of the party and hold negotiations with the buyer, and if the Company deems that said buyout will not maintain the Company’s value and is not in the best interest of the shareholders, then the Company will quickly determine the necessity, content, etc., of specific countermeasures and prepare to implement them. The same response will also be taken in the event a party attempts to acquire a large percentage of the shares of a Group company.

(*) FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

Policy on the Distribution of Earnings

Hitachi sets dividends by taking into consideration a range of factors, including its financial condition, results of operations and payout ratio. This policy is motivated by the desire to ensure the availability of sufficient internal funds for making investments in R&D and plant and equipment that are essential for maintaining competitiveness and improving profitability based on medium- and long-term plans, as well as to ensure the stable growth of dividends. Hitachi has adopted a flexible stance toward supplementing dividends with the repurchase of its own shares, taking its business plans and financial condition, market conditions and other factors into consideration in this respect. In addition, Hitachi will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value.

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Hitachi has adopted the “Committees System” under the Commercial Code of Japan. Consequently, in accordance with the enforcement of the new Company Law, it is deemed that Hitachi’s Articles of Incorporation allow the Board of Directors to set the record date for the distribution of surplus on days other than September 30, the final day of the interim period, or March 31, the final day of the fiscal year. At this point in time, no decision has been made in this respect or regarding distribution of surplus for the period.

Policy on the Reduction of Number of Shares Constituting Investment Unit

Hitachi believes that the number of shares constituting investment unit in Japanese stock exchanges should be carefully examined from the perspectives of the liquidity of Hitachi stock, shareholder composition and other items. Because Hitachi believes that its shares currently have sufficient liquidity, the company believes that it would be difficult to obtain benefits that would justify the cost of a change in the number of shares constituting investment unit. Hitachi will continue to consider actions related to the establishment of a suitable number of shares constituting investment unit.

Items Concerning Parent Company

Hitachi has no parent company.

Business Risk and Other Risks

The Hitachi Group is engaged in a broad range of business activities on a global scale. Furthermore, the group uses highly sophisticated and specialized technologies and information to conduct these businesses. As a result, business activities are vulnerable to a diverse array of risk factors.

Major risk factors include, but are not limited to, economic trends in major markets; changes in foreign exchange rates; rapid technological innovations; intense competition; supply and demand balance; the procurement of raw materials and components; the ability to acquire companies, conduct mergers and form strategic alliances; progress in business restructuring; overseas business activities; recruiting activities; protection, maintenance and acquisition of intellectual property; litigation and other legal proceedings; product and service quality and liability; the use of information systems; governmental regulations; trends in capital markets; and retirement benefit liabilities.

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Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2006

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 117 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2006.

Summary

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

	The years ended March 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2005 (B)		2006
1. Revenues	9,464,801	9,027,043	105	80,896
2. Operating income	256,012	279,055	92	2,188
3. Income before income taxes and minority interests	274,864	264,506	104	2,349
4. Income before minority interests	120,516	114,516	105	1,030
5. Net income	37,320	51,496	72	319
6. Net income per share Basic Diluted	11.20 10.84	15.53 15.15	72 72	0.10 0.09
7. Net income per ADS (representing 10 shares) Basic Diluted	112 108	155 152	72 71	0.96 0.92

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S. GAAP.
	2.	Segment Information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 932 consolidated subsidiaries, including Variable Interest Entities, and 158 equity-method affiliates.

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Consolidated Statements of Operations

	The years ended March 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2005 (B)		2006
Revenues	9,464,801	9,027,043	105	80,896
Cost of sales	7,387,744	6,961,270	106	63,143
Selling, general and administrative expenses	1,821,045	1,786,718	102	15,565
Operating income	256,012	279,055	92	2,188
Other income (Interest and dividends) (Other)	87,593 24,591 63,002	86,408 19,384 67,024	101 127 94	749 210 539
Other deductions (Interest charges) (Other)	68,741 33,265 35,476	100,957 29,057 71,900	68 114 49	588 285 303
Income before income taxes and minority interests	274,864	264,506	104	2,349
Income taxes	154,348	149,990	103	1,319
Income before minority interests	120,516	114,516	105	1,030
Minority interests	83,196	63,020	132	711
Net income	37,320	51,496	72	319

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Consolidated Balance Sheets

	Yen (millions)		(A) - (B)	U.S. Dollars (millions)
	As of Mar. 31, 2006 (A)	As of Mar. 31, 2005 (B)		As of Mar. 31, 2006
Assets	10,021,195	9,736,247	284,948	85,651

Current assets	5,512,805	5,338,835	173,970	47,118
Cash and cash equivalents	658,255	708,715	(50,460)	5,626
Short-term investments	162,756	146,568	16,188	1,391
Trade receivables
Notes	127,284	132,572	(5,288)	1,088
Accounts	2,303,397	2,065,194	238,203	19,687
Investments in leases	451,757	526,759	(75,002)	3,861
Inventories	1,262,308	1,198,955	63,353	10,789
Other current assets	547,048	560,072	(13,024)	4,676

Investments and advances	1,029,673	894,851	134,822	8,801

Property, plant and equipment	2,460,186	2,357,931	102,255	21,027

Other assets	1,018,531	1,144,630	(126,099)	8,705

Liabilities and Stockholders’ equity	10,021,195	9,736,247	284,948	85,651

Current liabilities	4,121,451	4,064,546	56,905	35,226
Short-term debt and current installments of long-term debt	1,000,555	1,183,474	(182,919)	8,552
Trade payables
Notes	68,599	62,855	5,744	586
Accounts	1,416,367	1,246,401	169,966	12,106
Advances received	277,887	247,586	30,301	2,375
Other current liabilities	1,358,043	1,324,230	33,813	11,607

Noncurrent liabilities	2,355,164	2,442,818	(87,654)	20,130
Long-term debt	1,418,489	1,319,032	99,457	12,124
Retirement and severance benefits	827,669	1,033,005	(205,336)	7,074
Other liabilities	109,006	90,781	18,225	932

Minority interests	1,036,807	921,052	115,755	8,861

Stockholders’ equity	2,507,773	2,307,831	199,942	21,434
Common stock	282,033	282,033	0	2,410
Capital surplus	561,484	565,360	(3,876)	4,799
Legal reserve and retained earnings	1,778,203	1,779,198	(995)	15,198
Accumulated other comprehensive loss	(95,997)	(301,524)	205,527	(820)
(Foreign currency translation adjustments)	(43,426)	(90,904)	47,478	(371)
(Minimum pension liability adjustments)	(145,903)	(242,672)	96,769	(1,247)
(Net unrealized holding gain on available-for-sale securities)	92,626	32,996	59,630	792
(Cash flow hedges)	706	(944)	1,650	6
Treasury stock	(17,950)	(17,236)	(714)	(153)

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Consolidated Statements of Stockholders’ Equity

	Yen (millions)		U.S. Dollars (millions)
	The year ended March 31, 2006	The year ended March 31, 2005	The year ended March 31, 2006
Common stock
Balance at beginning of year	282,033	282,032	2,410

Conversion of convertible debentures	0	1	0

Balance at end of year	282,033	282,033	2,410

Capital surplus
Balance at beginning of year	565,360	551,690	4,832

Gains on sales of treasury stock	150	12,862	1
Increase (decrease) arising from equity transaction and other	(4,026)	808	(34)

Balance at end of year	561,484	565,360	4,799

Legal reserve
Balance at beginning of year	110,214	109,163	942

Transfers from retained earnings	601	921	5
Transfers from minority interests	190	130	2

Balance at end of year	111,005	110,214	949

Retained earnings
Balance at beginning of year	1,668,984	1,651,272	14,265

Net income	37,320	51,496	319
Cash dividends	(36,644)	(34,628)	(314)
Transfers to legal reserve	(601)	(921)	(5)
Transfers from (to) minority interests	(1,861)	1,765	(16)

Balance at end of year	1,667,198	1,668,984	14,249

Legal reserve and retained earnings	1,778,203	1,779,198	15,198

Accumulated other comprehensive loss
Foreign currency translation adjustments
Balance at beginning of year	(90,904)	(95,786)	(777)

Current-period change	47,478	4,882	406

Balance at end of year	(43,426)	(90,904)	(371)

Minimum pension liability adjustments
Balance at beginning of year	(242,672)	(329,536)	(2,074)

Current-period change	96,769	86,864	827

Balance at end of year	(145,903)	(242,672)	(1,247)

Net unrealized holding gain on available-for-sale securities
Balance at beginning of year	32,996	31,499	282

Changes in unrealized holding gain	59,630	1,497	510

Balance at end of year	92,626	32,996	792

Cash flow hedges
Balance at beginning of year	(944)	(41)	(8)

Changes in the fair value of derivative financial instruments	1,650	(903)	14

Balance at end of year	706	(944)	6

Accumulated other comprehensive loss	(95,997)	(301,524)	(820)

Treasury stock
Balance at beginning of year	(17,236)	(32,162)	(147)
Current-period (increase) decrease	(714)	14,926	(6)

Balance at end of year	(17,950)	(17,236)	(153)

Total stockholders’ equity	2,507,773	2,307,831	21,434

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Consolidated Statements of Cash Flows

	The years ended March 31
	Yen (millions)		U.S. Dollars (millions)
	2006	2005	2006
Cash flows from operating activities
Net income	37,320	51,496	319
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	451,170	425,080	3,856
Deferred income taxes	33,815	45,310	289
Loss on disposal of rental assets and other property	8,983	15,202	77
(Increase) decrease in receivables	(94,078)	103,246	(804)
Increase in inventories	(107,069)	(95,191)	(915)
Increase (decrease) in payables	107,271	(53,785)	917
Other	253,463	73,998	2,166

Net cash provided by operating activities	690,875	565,356	5,905

Cash flows from investing activities
Decrease in short-term investments	1,104	47,179	10
Capital expenditures	(382,386)	(368,896)	(3,268)
Purchase of rental assets, net	(433,364)	(443,570)	(3,704)
Proceeds from sale of investments and subsidiaries’ common stock, net	32,074	51,221	274
Collection of investments in leases	419,956	301,614	3,589
Other	(138,746)	(114,536)	(1,186)

Net cash used in investing activities	(501,362)	(526,988)	(4,285)

Cash flows from financing activities
Decrease in interest-bearing debt	(203,835)	(39,166)	(1,742)
Dividends paid to stockholders	(36,509)	(34,815)	(312)
Dividends paid to minority stockholders of subsidiaries	(17,591)	(16,671)	(150)
Other	(3,703)	(8,777)	(32)

Net cash used in financing activities	(261,638)	(99,429)	(2,236)

Effect of exchange rate changes on cash and cash equivalents	21,665	5,380	185

Net decrease in cash and cash equivalents	(50,460)	(55,681)	(431)

Cash and cash equivalents at beginning of year	708,715	764,396	6,057

Cash and cash equivalents at end of year	658,255	708,715	5,626

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Segment Information

(1) Industry Segments

	The years ended March 31
	Yen (millions)			(A)/(B) X100 (%)	U.S. Dollars (millions)
	2006 (A)		2005 (B)		2006
Revenues
Information & Telecommunication Systems	2,360,956 21%		2,268,386 21%	104	20,179
Electronic Devices	1,204,407 11%		1,320,177 12%	91	10,294
Power & Industrial Systems	2,805,169 25%		2,515,366 24%	112	23,976
Digital Media & Consumer Products	1,305,658 12%		1,280,302 12%	102	11,160
High Functional Materials & Components	1,600,246 15%		1,504,312 14%	106	13,677
Logistics, Services & Others	1,214,784 11%		1,248,296 12%	97	10,383
Financial Services	517,975 5%		529,695 5%	98	4,427
Subtotal	11,009,195 100%		10,666,534 100%	103	94,096
Eliminations & Corporate items	(1,544,394)		(1,639,491)	—	(13,200)

Total	9,464,801		9,027,043	105	80,896

Operating income (loss)
Information & Telecommunication Systems	84,687 26%		67,761 21%	125	724
Electronic Devices	20,439 6%		37,017 12%	55	174
Power & Industrial Systems	92,552 28%		73,661 23%	126	791
Digital Media & Consumer Products	(35,771 (11	) %)	8,694 3%	—	(306)
High Functional Materials & Components	110,069 34%		87,514 28%	126	941
Logistics, Services & Others	19,511 6%		9,808 3%	199	167
Financial Services	35,001 11%		31,073 10%	113	299
Subtotal	326,488 100%		315,528 100%	103	2,790
Eliminations & Corporate items	(70,476)		(36,473)	—	(602)

Total	256,012		279,055	92	2,188

Note:	Revenues by industry segment include intersegment transactions.

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(2) Geographic Segments

	The years ended March 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2006(A)	2005(B)		2006
Revenues
Japan
Outside customer sales	6,747,222 61%	6,598,002 63%	102	57,668
Intersegment transactions	1,033,180 9%	937,814 9%	110	8,831
Total	7,780,402 70%	7,535,816 72%	103	66,499
Asia
Outside customer sales	1,178,568 11%	1,059,197 10%	111	10,073
Intersegment transactions	453,823 4%	388,249 4%	117	3,879
Total	1,632,391 15%	1,447,446 14%	113	13,952
North America
Outside customer sales	899,608 8%	798,266 8%	113	7,689
Intersegment transactions	64,486 1%	34,224 0%	188	551
Total	964,094 9%	832,490 8%	116	8,240
Europe
Outside customer sales	519,042 5%	470,792 5%	110	4,437
Intersegment transactions	27,390 0%	20,015 0%	137	234
Total	546,432 5%	490,807 5%	111	4,671
Other Areas
Outside customer sales	120,361 1%	100,786 1%	119	1,029
Intersegment transactions	11,182 0%	3,545 0%	315	95
Total	131,543 1%	104,331 1%	126	1,124
Subtotal	11,054,862 100%	10,410,890 100%	106	94,486
Eliminations & Corporate items	(1,590,061)	(1,383,847)	—	(13,590)

Total	9,464,801	9,027,043	105	80,896

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	The years ended March 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2005 (B)		2006
Operating income
Japan	275,715 83%	274,389 83%	100	2,357
Asia	6,727 2%	27,538 8%	24	57
North America	23,428 7%	10,188 3%	230	200
Europe	18,702 6%	16,382 5%	114	160
Other Areas	6,555 2%	3,260 1%	201	56
Subtotal	331,127 100%	331,757 100%	100	2,830
Eliminations & Corporate items	(75,115)	(52,702)	—	(642)

Total	256,012	279,055	92	2,188

(3) Revenues by Market

	The years ended March 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2005 (B)		2006
Japan	5,825,156 62%	5,749,603 64%	101	49,788
Asia	1,619,235 17%	1,406,883 15%	115	13,840
North America	968,957 10%	901,855 10%	107	8,282
Europe	748,480 8%	709,770 8%	105	6,397
Other Areas	302,973 3%	258,932 3%	117	2,589
Outside Japan	3,639,645 38%	3,277,440 36%	111	31,108

Total	9,464,801 100%	9,027,043 100%	105	80,896

# # #

HITACHI, LTD.

UNCONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2006

(117yen = U.S.$1)

April 27, 2006

	YEN (millions)			U.S. DOLLARS (millions)
INCOME STATEMENTS	2006(A)	2005(B)	(A)/(B)×100	2006
Revenues	2,713,331	2,597,496	104%	23,191
Cost of sales	2,174,910	2,096,204	104%	18,589
Gross Profit	538,420	501,292	107%	4,602
S.G.A. expenses	537,365	506,986	106%	4,593
Operating income(loss)	1,054	(5,694)	—	9
Other income	98,121	87,863	112%	839
Other deductions	56,484	59,886	94%	483
Ordinary income	42,691	22,282	192%	365
Extraordinary gain	57,415	63,140	91%	491
Extraordinary loss	63,139	66,140	95%	540
Income before income taxes	36,966	19,281	192%	316
Current income taxes	(2,258)	(6,961)	32%	(19)
Deferred income taxes	2,220	15,898	14%	19
Net income	37,005	10,344	358%	316
Basic EPS (yen and dollars)	11.11	3.12	356%	0.09
Diluted EPS (yen and dollars)	11.11	3.12	356%	0.09

BALANCE SHEETS	2006/3/31(A)	2005/3/31(B)	(A)/(B)×100	2006/3/31
Current assets	1,850,334	1,860,523	99%	15,815
(Quick assets)	1,457,868	1,467,950	99%	12,460
(Inventories)	285,697	282,875	101%	2,442
(Deferred tax assets)	106,769	109,698	97%	913
Fixed assets	1,983,935	1,891,998	105%	16,957
(Investments)	1,393,633	1,275,735	109%	11,911
(Deferred tax assets)	70,454	96,883	73%	602
(Others)	519,847	519,379	100%	4,443
Total assets	3,834,270	3,752,522	102%	32,772

Current liabilities	1,720,326	1,776,593	97%	14,704
Fixed liabilities	708,713	610,272	116%	6,057
(Debentures)	290,000	190,000	153%	2,479
(Long-term loans)	224,188	224,533	100%	1,916
(Others)	194,525	195,739	99%	1,663
Total liabilities	2,429,039	2,386,866	102%	20,761
Stockholders’ equity	1,405,230	1,365,655	103%	12,011
Liabilities and stockholders’ equity	3,834,270	3,752,522	102%	32,772

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FORECAST FOR THE YEAR ENDING MARCH 31, 2007

	Revenues	Ordinary income	Net income
Millions of Yen	2,600,000	5,000	30,000
Millions of U.S. dollars	22,222	43	256

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

###

April 27, 2006

Hitachi, Ltd.

Supplementary information for the year ended March 31, 2006

1. Summary

(1) Consolidated Basis

	(Billions of yen)
	Fiscal 2004		Fiscal 2005		Fiscal 2006 (Forecast)
	(A)	(A)/ FY2003	(B)	(B)/(A)	1st half of FY 2006	Note 2	(C)	(C)/(B)
Revenues	9,027.0	105%	9,464.8	105%	4,590.0	104%	9,700.0	102%
C/U (Note 1) (%)	348	—	349	—	399	—	373	—
Operating income	279.0	151%	256.0	92%	50.0	64%	290.0	113%
Income before income taxes and minority interests	264.5	112%	274.8	104%	60.0	73%	280.0	102%
Income before minority interests	114.5	297%	120.5	105%	20.0	94%	135.0	112%
Income before minority interests / (Stockholders’ equity + Minority interests) (%)	3.7	—	3.6	—	—	—	—	—
Net income (loss)	51.4	324%	37.3	72%	(10.0)	—	55.0	147%
C/U (Note 1) (%)	498	—	101	—	—	—	183	—
ROE (%)	2.3	—	1.5	—	—	—	—	—
Average exchange rate (yen / U.S.$)	108	—	114	—	110	—	110	—
Net interest and dividends	(9.6)	—	(8.6)	—	—	—	—	—

Notes:	1.	C/U : Consolidated basis / Unconsolidated basis
	2.	1st half of FY 2006 / 1st half of FY 2005

	As of March 31, 2005	As of March 31, 2006
Cash & cash equivalents, Short-term investments (Billions of yen)	855.2	821.0
Interest-bearing debt (Billions of yen)	2,502.5	2,419.0
Number of employees	347,424	355,879
Japan	242,891	242,659
Overseas	104,533	113,220
Number of consolidated subsidiaries (Including Variable Interest Entities)	985	932
Japan	539	476
Overseas	446	456

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(2) Unconsolidated Basis

	(Billions of yen)
	Fiscal 2004		Fiscal 2005		Fiscal 2006 (Forecast)
	(A)	(A)/FY 2003	(B)	(B)/(A)	1st half of FY 2006	Note	(C)	(C)/(B)
Revenues	2,597.4	104%	2,713.3	104%	1,150.0	95%	2,600.0	96%
Operating income (loss)	(5.6)	—	1.0	—	—	—	—	—
Ordinary income (loss)	22.2	110%	42.6	192%	(50.0)	—	5.0	12%
Net income	10.3	26%	37.0	358%	0.0	—	30.0	81%
Dividend payout ratio (%)	352.6	—	99.0	—	—	—	—	—
Average exchange rate (yen / U.S.$)	107	—	114	—	110	—	110	—

Note : 1st half of FY 2006 / 1st half of FY 2005

	As of March 31, 2005	As of March 31, 2006
Cash & cash equivalents, Short-term investments (Billions of yen)	266.3	219.2
Interest-bearing debt (Billions of yen)	670.9	621.1
Number of employees	41,069	41,157

2. Consolidated revenues by industry segment

	(Billions of yen)
	Fiscal 2004		Fiscal 2005		Fiscal 2006 (Forecast) (Note 1)
	(A)	(A)/FY 2003	(B)	(B)/(A)	1st half of FY 2006	Note 2	(C)	(C)/(B)
Information & Telecommunication Systems	2,268.3	98%	2,360.9	104%	1,145.0	108%	2,530.0	107%
Electronic Devices	1,320.1	101%	1,204.4	91%	600.0	103%	1,245.0	103%
Power & Industrial Systems	2,515.3	109%	2,805.1	112%	1,220.0	95%	2,660.0	95%
Digital Media & Consumer Products	1,280.3	104%	1,305.6	102%	765.0	125%	1,565.0	120%
High Functional Materials & Components	1,504.3	116%	1,600.2	106%	785.0	103%	1,605.0	100%
Logistics, Services & Others	1,248.2	99%	1,214.7	97%	580.0	102%	1,215.0	100%
Financial Services	529.6	96%	517.9	98%	240.0	92%	480.0	93%
Eliminations & Corporate items	(1,639.4)	—	(1,544.3)	—	(745.0)	—	(1,600.0)	—
Total	9,027.0	105%	9,464.8	105%	4,590.0	104%	9,700.0	102%

Notes :	1.	On April 1, 2006, Hitachi Air Conditioning Systems Co., Ltd. (Power & Industrial Systems segment) and Hitachi Home & Life Solutions, Inc. (Digital Media & Consumer Products segment) were merged to form Hitachi Appliances, Inc. The new company belongs to the Digital Media & Consumer Products segment.
	2.	1st half of FY 2006 / 1st half of FY 2005

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3. Consolidated operating income (loss) by industry segment

	(Billions of yen)
	Fiscal 2004		Fiscal 2005		Fiscal 2006 (Forecast) (Note 1)
	(A)	(A)/FY 2003	(B)	(B)/(A)	1st half of FY 2006	Note 2	(C)	(C)/(B)
Information & Telecommunication Systems	67.7	97%	84.6	125%	10.0	43%	93.0	110%
Electronic Devices	37.0	122%	20.4	55%	11.0	119%	37.0	181%
Power & Industrial Systems	73.6	217%	92.5	126%	14.0	60%	93.0	100%
Digital Media & Consumer Products	8.6	125%	(35.7)	—	(21.0)	—	(28.0)	—
High Functional Materials & Components	87.5	187%	110.0	126%	48.0	100%	114.0	104%
Logistics, Services & Others	9.8	—	19.5	199%	5.0	72%	19.0	97%
Financial Services	31.0	139%	35.0	113%	16.0	100%	33.0	94%
Eliminations & Corporate items	(36.4)	—	(70.4)	—	(33.0)	—	(71.0)	—
Total	279.0	151%	256.0	92%	50.0	64%	290.0	113%

Notes :	1.	On April 1, 2006, Hitachi Air Conditioning Systems Co., Ltd. (Power & Industrial Systems segment) and Hitachi Home & Life Solutions, Inc. (Digital Media & Consumer Products segment) were merged to form Hitachi Appliances, Inc. The new company belongs to the Digital Media & Consumer Products segment.
	2.	1st half of FY 2006 / 1st half of FY 2005

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4. Consolidated overseas revenues by industry segment

	(Billions of yen)
	Fiscal 2004		Fiscal 2005		Fiscal 2006 (Forecast)
	(A)	(A)/FY 2003	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	684.8	100%	781.9	114%
Electronic Devices	502.9	101%	448.7	89%
Power & Industrial Systems	699.2	138%	924.8	132%
Digital Media & Consumer Products	511.7	104%	544.6	106%
High Functional Materials & Components	442.8	133%	514.0	116%
Logistics, Services & Others	392.1	93%	377.5	96%
Financial Services	43.6	113%	47.7	109%
Total	3,277.4	110%	3,639.6	111%	3,860.0	106%

5. Overseas production (Total revenues of overseas manufacturing subsidiaries)

	(Billions of yen)
	Fiscal 2004		Fiscal 2005
	(A)	(A)/FY 2003	(B)	(B)/(A)
Overseas production	1,604.7	108%	1,868.2	116%
Percentage of revenues	18%	—	20%	—
Percentage of overseas revenues	49%	—	51%	—

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6. Consolidated capital investment by industry segment (Completion basis, including leasing assets)

	(Billions of yen)
	Fiscal 2004		Fiscal 2005		Fiscal 2006 (Forecast)
	(A)	(A)/FY 2003	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	103.0	126%	123.2	120%
Electronic Devices	47.0	119%	35.7	76%
Power & Industrial Systems	98.3	137%	106.7	109%
Digital Media & Consumer Products	38.4	120%	38.5	100%
High Functional Materials & Components	75.5	121%	84.5	112%
Logistics, Services & Others	31.1	107%	24.1	77%
Financial Services	591.3	113%	570.6	97%
Eliminations & Corporate items	(25.2)	—	(28.9)	—
Total	959.5	118%	954.7	99%	1,100.0	115%
Leasing Assets	577.4	111%	557.2	97%	570.0	102%
Other	382.1	129%	397.4	104%	530.0	133%

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7. Consolidated depreciation by industry segment

	(Billions of yen)
	Fiscal 2004		Fiscal 2005		Fiscal 2006 (Forecast)
	(A)	(A)/FY 2003	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	77.2	95%	82.7	107%
Electronic Devices	43.5	84%	45.6	105%
Power & Industrial Systems	73.8	101%	79.6	108%
Digital Media & Consumer Products	37.9	100%	40.6	107%
High Functional Materials & Components	65.7	99%	64.3	98%
Logistics, Services & Others	23.4	91%	23.6	101%
Financial Services	100.3	105%	111.8	111%
Corporate items	2.9	85%	2.6	90%
Total	425.0	97%	451.1	106%	480.0	106%
Leasing Assets	111.1	104%	121.4	109%	120.0	99%
Other	313.8	95%	329.6	105%	360.0	109%

8. Consolidated R&D expenditure by industry segment

	(Billions of yen)
	Fiscal 2004		Fiscal 2005		Fiscal 2006 (Forecast)
	(A)	(A)/FY 2003	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	164.7	97%	161.6	98%
Electronic Devices	47.3	116%	47.0	99%
Power & Industrial Systems	78.5	112%	85.5	109%
Digital Media & Consumer Products	32.1	97%	33.4	104%
High Functional Materials & Components	43.3	100%	48.8	113%
Logistics, Services & Others	5.3	43%	4.7	90%
Financial Services	2.3	116%	1.6	72%
Corporate items	14.6	—	21.9	150%
Total	388.6	105%	405.0	104%	430.0	106%
Percentage of revenues	4.3%	—	4.3%	—	4.4%	—

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9. Consolidated balance sheets by financial and non-financial services

	(Billions of yen)
	As of March 31, 2005	As of March 31, 2006
Assets
Manufacturing, Services and Others
Cash and cash equivalents	656.2	602.7
Short-term investments	106.7	119.7
Trade receivables	1,854.0	2,001.4
Inventories	1,198.9	1,262.2
Investments and advances	814.8	921.5
Property, plant and equipment	2,026.4	2,100.2
Other assets	1,879.0	1,749.8
Total	8,536.5	8,757.8
Financial Services
Cash and cash equivalents	52.4	55.4
Trade receivables	586.5	687.1
Investment in leases	659.9	601.0
Property, plant and equipment	343.0	369.6
Other assets	515.4	567.5
Total	2,157.4	2,280.8
Eliminations	(957.6)	(1,017.5)
Assets	9,736.2	10,021.1

Liabilities and Stockholders’ equity
Manufacturing, Services and Others
Short-term debt	878.3	753.4
Trade payables	1,281.4	1,440.3
Long-term debt	847.2	891.6
Other liabilities	2,531.6	2,381.0
Total	5,538.6	5,466.5
Financial Services
Short-term debt	857.7	820.0
Trade payables	254.9	278.7
Long-term debt	605.0	677.8
Other liabilities	182.5	224.4
Total	1,900.2	2,001.0
Eliminations	(931.5)	(991.0)
Liabilities	6,507.3	6,476.6
Minority interests	921.0	1,036.8
Stockholders’ equity	2,307.8	2,507.7
Liabilities and Stockholders’ equity	9,736.2	10,021.1

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10.	Consolidated statements of operating results by financial and non-financial services

(Billions of yen)
		Fiscal 2004		Fiscal 2005
Manufacturing, Services and Others	Revenues Cost of sales and selling, general and administrative expenses Operating income	8,754.9 8,505.9 249.0		9,191.6 8,968.9 222.7
Financial Services	Revenues Cost of sales and selling, general and administrative expenses Operating income	529.6 498.6 31.0		517.9 482.9 35.0
Eliminations	Revenues Cost of sales and selling, general and administrative expenses Operating income	(257.5 (256.5 (1.0	) ) )	(244.8 (243.0 (1.7	) ) )
Total	Revenues Cost of sales and selling, general and administrative expenses Operating income	9,027.0 8,747.9 279.0		9,464.8 9,208.7 256.0

Note:	Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

# # #

April 27, 2006

Hitachi, Ltd.

Supplementary Information on Information &

Telecommunication Systems, Displays and Digital Media

Note : *1.	Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems *2

(1) Revenues and Operating Income (loss) by Product Sector *3

(The upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2005			Fiscal 2006 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	99 1,057.1%	109 1,303.7%	104 2,360.9%	108 1,145.0%	106 1,385.0%	107 2,530.0%
Software & Services	101 472.9%	107 582.8%	104 1,055.7%	106 503.0%	99 577.0%	102 1,080.0%
Software	98 73.7%	101 80.0%	99 153.7%
Services	101 399.2%	108 502.8%	105 902.0%
Hardware	97 584.2%	111 720.9%	104 1,305.1%	110 642.0%	112 808.0%	111 1,450.0%
Storage *4	104 311.4%	117 383.0%	110 694.4%
Servers *5	83 39.2%	102 48.4%	93 87.6%
PCs *6	83 51.3%	101 54.5%	91 105.8%
Telecommunication	104 71.2%	92 64.2%	98 135.4%
Others	90 111.1%	113 170.8%	102 281.9%
Operating income (loss)	80 23.2%	158 61.4%	125 84.6%	43 10.0%	135 83.0%	110 93.0%
Software & Services	160 37.0%	183 46.6%	172 83.6%			94 79.0%
Hardware	— (13.8)	111 14.8%	5 1.0%			1400 14.0%

Notes: *2.	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ended March 31, 2006 include the operating results of Hitachi GST for the twelve months ended December 31, 2005.
*3.	Figures for each product exclude intersegment transactions.
*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.
*6.	Figures for PCs include PC servers, client PCs, etc.

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(2) SAN/NAS Storage Solutions

(The upper rows show comparisons to the previous year; billions of yen)
	Fiscal 2005			Fiscal 2006 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	110 142.0%	127 176.0%	119 318.0%	102 145.0%	105 185.0%	104 330.0%

(3) Hard Disk Drives *7 *8

(The upper rows show comparisons to the previous year)
		Fiscal 2005								Fiscal 2006
Period recorded for consolidated accounting purposes		1st half				2nd half		Total		1st quarter		Total (Forecast)
Shipment Period		1st quarter Jan. 2005 to Mar. 2005		Jan. 2005 to Jun. 2005		Jul. 2005 to Dec. 2005		Jan. 2005 to Dec. 2005		Jan. 2006 to Mar. 2006		Jan. 2006 to Dec. 2006
Revenues	Yen (billions of yen) U.S. dollar (millions of dollar)	98 110.8 100 1,053	% %	103 223.2 105 2,090	% %	115 273.3 108 2,375	% %	109 496.5 106 4,465	% %	118 130.6 106 1,115	% %	133 660.0 132 5,900	% %
Operating loss	Yen (billions of yen) U.S. dollar (millions of dollar)	— (11.5 — (109	) )	— (24.4 — (229	) )	— (2.6 — (22	) )	— (27.0 — (251	) )	— (5.4 — (46	) )	— (8.0 — (70	) )
Shipments (thousand units) *9		122 13,400%		133 27,300%		119 31,100%		125 58,400%		110 14,700%		75,000 -80,000
Consumer and Commercial	1.8/2.5inch *10 3.5inch *11	100 6,300 124 4,300	% %	105 12,800 150 8,600	% %	118 15,500 143 10,900	% %	112 28,300 146 19,500	% %	133 8,400 119 5,100	% %
Servers *12		78 700%		72 1,400%		108 2,000%		90 3,400%		128 900%
Emerging *13		842 2,080%		654 4,580%		79 2,720%		176 7,290%		17 350%

Notes:	*7.	Figures include intersegment transactions.

	*8.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.

	*9.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.

	*10.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.

	*11.	Desktop-PCs, consumer electronics applications (3.5inch), etc.

	*12.	Disk array subsystems, servers (3.5inch), etc.

	*13.	Hand held devices (1inch), automotive (2.5inch), etc.

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2. Displays

(1) Revenues and Operating Income (loss)

(The upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2005			Fiscal 2006 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	75 94.2%	100 97.4%	86 191.6%	111 105.0%	122 119.0%	117 224.0%
Operating income (loss)	— (12.8)	— (10.0)	— (22.8)	— (5.0)	— 7.0	— 2.0

(2) LCD Revenues

(The upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2005			Fiscal 2006 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	72 80.5%	102 84.0%	85 164.5%	107 86.0%	118 99.0%	112 185.0%
Large-size LCDs	55 28.0%	68 25.5%	60 53.5%
Small and medium-size LCDs	86 52.5%	131 58.5%	105 111.0%

3. Digital Media

Shipments of Main Products *14

(The upper rows show comparisons to the previous year; thousand units)

	Fiscal 2005			Fiscal 2006 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Optical Disk Drives *15	113 36,000%	101 38,500%	106 74,500%	111 40,000%	116 44,500%	113 84,500%
Plasma TVs *16	113 180%	211 300%	160 480%	233 420%	193 580%	208 1,000%
LCD TVs	300 90%	257 180%	270 270%	222 200%	167 300%	185 500%
Projection TVs	79 150%	75 180%	77 330%	100 150%	89 160%	94 310%

Notes: *14.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.
*15.	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ended March 31, 2006 include the operating results of HLDS for the twelve months ended December 31, 2005.
*16.	The sum of plasma TV and plasma monitor shipments.

# # #

FOR IMMEDIATE RELEASE

Hitachi to Amend its Articles of Incorporation

Tokyo, April 27, 2006 — Hitachi, Ltd. (TSE: 6501/NYSE: HIT) today announced that it determined, at the meeting of the Board of Directors held today, to propose the amendment of certain parts of its Articles of Incorporation to the 137th Ordinary General Meeting of Shareholders.

1.	Date of the Ordinary General Meeting of Shareholders:

June 27, 2006

2.	Reason and purpose to the amendment to the Articles of Incorporation

(1)	Adopting the new legal system as provided for in the Company Law

(2)	Overall modifications in accordance with the enforcement of the Company Law such as deleting articles, changing the expression of legal terms, modifying the words and phrases, relocating the articles and revising the numbering of articles.

3.	Detailed proposed amendment

The main points of the amendment are as follows. Please see the attached for the other amendment.

(1)	Limitation on the rights of shareholders having less than one unit (proposed amendment to Article 9)

(2)	Website disclosure of reference documents for the General Meeting of Shareholders, etc. (proposed amendment to Article 14)

(3)	Establishment of the article which provides that all directors’ unanimous written consent or approval shall be treated as if resolutions of the Board of Directors were effectively adopted in a meeting of the Board of Directors if inevitable (proposed amendment to Article 22)

(4)	Establishment of the article which provides the term of office of Executive Officers in accordance with the business year (proposed amendment to Article 27)

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Present Articles of Incorporation and proposed amendment (Underlined sections will be amended.)

Present Articles of Incorporation	Proposed Amendment

Article 3. (Provision of company which adopts the Committee     System)

The Company shall subject itself to the special exceptions as provided for in Chapter II, Section 4 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha (the “Special Exceptions Law”) of Japan.

Article 3. (Company adopting Committee Systems) The Company shall have the Board of Directors, Committees, Accounting Auditors and Executive Officers.

Article 5. (Method of giving public notices)

The public notices of the Company shall be given by electronic public notices; provided, however, if the Company cannot give public notices by electronic public notices because of accidents or any other inevitable cause, the public notices shall be given by publication in the Nihon Keizai Shimbun.

Article 5. (Method of public notices)

The public notices of the Company shall be given by electronic public notices; provided, however, that if the Company is prevented from giving such public notices in the form of electronic media due to accidents or other causes beyond its control, public notices of the Company shall be given by publication in the Nihon Keizai Shimbun.

Article 6. (Total number of shares authorized to be issued)

The total number of shares authorized to be issued by the Company shall be 10,000,000,000 shares; provided, however, that in the event that any shares are canceled, the number of such shares so canceled shall be subtracted from the total number of shares so authorized.

Article 6. (Total authorized shares) The total shares authorized to be issued by the Company shall be 10,000,000,000 shares.

(New provision)	Article 7 (Issue of share certificates) The Company shall issue share certificates for its shares.

Article 7. (Repurchase of its own shares)

The Company may repurchase its own shares by resolution of the Board of Directors pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.

(Delete)

Article 8. (Number of shares to constitute one unit, etc.)

The number of shares to constitute one unit of shares of the Company shall be 1,000 shares.

The Company shall not issue share certificates evidencing less-than-one-unit shares.

Article 8. (Number of shares to constitute one unit, etc.)

One unit of the Company’s shares shall comprise 1,000 shares.

The Company shall not issue a share certificate for shares less than one unit.

Article 9. (Rights of shareholders having shares less than one     unit)

Any shareholder having shares less than one unit of the Company shall have no right to exercise other than those stipulated below.

1. Rights listed in Article 189, paragraph 2 of the Company Law;

2. Rights to receive allotment of share offering to shareholders and allotment of share purchase warrants; and

3. Rights specified in these Articles of Incorporation

Any shareholder (including beneficiary; the same applies hereinafter) who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.

Any shareholder (including beneficiary; the same applies hereinafter) who holds shares of the Company less than one unit shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.

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Present Articles of Incorporation	Proposed Amendment

Article 9. (Transfer agent)

The Company shall have a transfer agent in respect of shares.

The share register, the beneficiaries’ record and the register of loss of share certificates of the Company shall be kept at the business office of the transfer agent.

The transfer agent mentioned in the first paragraph shall handle for the Company the registration of the transfer of shares and other business relating to shares.

The provisions of the foregoing paragraphs shall apply with respect to debentures.

Article 10. (Administrator of shareholders’ register) The Company shall have an administrator of its shareholders’ register.

Article 10. (Share Handling Regulations)

In addition to what is provided in laws, regulations or these Articles of Incorporation, the denominations of share certificates of the Company and registration of the transfer of shares of the Company, registration of rights of pledges, declaration of property in trust, notices from shareholders, reissue of share certificates, handling of exercise of voting rights and other rights of shareholders by electromagnetic methods and other matters relating to the handling of shares shall be governed by the Share Handling Regulations established by the Executive Officer authorized by the Board of Directors.

Article 11. (Regulations on Handling of Shares, etc.)

In addition to what is provided in laws, regulations or these Articles of Incorporation, handling of exercise of rights as shareholders of the Company, any other matters relating to the handling of shares and share purchase warrants and fees related thereto shall be governed by the Share Handling Regulations established by the Executive Officer authorised by the Board of Directors.

Article 11. (Provisional address or agent of shareholders, etc.,     residing abroad)

Shareholders, pledgees or their legal representatives residing in foreign countries shall establish their provisional addresses or appoint their agents, in Japan, and shall notify such addresses or agents in accordance with the Share Handling Regulations. The same shall apply in case of a change occurring in these matters.

(Delete)

Article 12. (Record date)

The Company shall treat the shareholders as of the date of the closing of accounts for each business term as shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term.

In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, treat the shareholders or pledgees as of a certain date and hour as the shareholders or pledgees entitled to exercise their rights.

(Delete)

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Present Articles of Incorporation	Proposed Amendment

Article 13. (Convening)

An ordinary General Meeting of Shareholders shall be convened within three months next following the date of closing of accounts of each year and an extraordinary General Meeting of Shareholders shall be convened whenever necessary, in a ward, or ku of Tokyo by the President and Chief Executive Officer in accordance with the resolution of the Board of Directors. If the President and Chief Executive Officer is prevented from discharging his duties, such meeting shall be convened by another Executive Officer in the order previously fixed by the Board of Directors.

(Delete)

(New provision)

Article 12. (Record date for the purpose of the Ordinary General     Meeting of Shareholders)

The Company shall regard the shareholders registered as of the last date of each business year as shareholders entitled to exercise the rights of shareholders at the Ordinary General Meeting of Shareholders for such business year.

Article 14. (Chairmanship)

Chairmanship of a General Meeting of Shareholders shall be assumed by the President and Chief Executive Officer. If the President and Chief Executive Officer is prevented from discharging his duties, another person shall act as such chairman in the order previously fixed by the Board of Directors.

Article 13. (Chairmanship)

Chairmanship of a General Meeting of Shareholders shall be assumed by the President and Chief Executive Officer. If the President and Chief Executive Officer is prevented from discharging his duties, another person shall act as such chairman in the order previously fixed by the Board of Directors.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

(New provision)

Article 14 (Website disclosure of reference documents for the     General Meeting of Shareholders, etc.)

As provided for in the applicable ordinance of the Ministry of Justice, the Company may disclose, on its website on the Internet, reference documents for the General Meeting of Shareholders, financial statements and consolidated financial statements (including auditor’s report and Accounting Auditor’s report for those consolidated financial statements), as well as other information required to be included or presented in the business report of the Company.

Article 15. (Exercise of voting rights by proxy)

Shareholders or their legal representatives may exercise their voting rights by proxy; provided, however, that such proxy must be a shareholder of the Company entitled to vote.

In the case mentioned in the preceding paragraph, a document showing the power of representation shall be submitted to the Company in advance.

Article 15. (Exercise of voting rights by proxy)

A shareholder may appoint a proxy who exercises such shareholder’s voting rights on behalf of such shareholder; provided, however, that such proxy must be a shareholder of the Company entitled to vote.

In the case mentioned in the preceding paragraph, a document certifying the power of representation shall be submitted to the Company in advance.

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Present Articles of Incorporation	Proposed Amendment

Article 16. (Method of adopting resolutions)

Unless otherwise provided by laws, regulations or these Articles of Incorporation, resolutions at a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.

Any resolution as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third or more of the voting rights of all the shareholders shall be present, by a majority of two-thirds or more of the voting rights of the shareholders so present.

Article 16. (Method of adopting resolutions)

Unless otherwise provided by laws, regulations or these Articles of Incorporation, resolutions at a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders who are present in such meeting and are entitled to vote.

Any resolution as provided for in Article 309, paragraph 2 of the Company Law shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third or more of the voting rights of all the shareholders shall be present, by a majority of two-thirds or more of the voting rights of the shareholders who are present in such meeting and are entitled to vote.

Article 17. (Minutes)

With respect to the proceedings at a General Meeting of Shareholders, minutes shall be prepared entering or recording therein the general proceedings and the resultant actions taken thereat, and such minutes shall be kept at the Company after the chairman, the Directors and the Executive Officers present have affixed their names and seals or their electronic signatures thereto.

(Delete)

Article 18. (The presentation of text is omitted here.)	Article 17. (The presentation of text is omitted here.)

Article 19. (Election)

For the adoption of resolutions for the election of Directors, the presence of shareholders representing one-third or more of the voting rights of all the shareholders shall be required at the General Meeting of Shareholders.

Resolutions under the preceding paragraph shall not be made by cumulative voting.

Article 18. (Election)

For the adoption of resolutions for the election of Directors, the presence of shareholders representing one-third or more of the voting rights of shareholders who are entitled to vote shall be required at the General Meeting of Shareholders.

Resolutions under the preceding paragraph shall not be made by cumulative voting.

Article 20. (Term of office)

The term of office of Directors shall expire at the close of the ordinary General Meeting of Shareholders relating to the last closing of accounts within one year after their assumption of office; provided, however, that the term of office of those Directors who have newly assumed office while the other Directors are still in office shall be for the remaining balance of the term of office of the other Directors presently in office.

Article 19. (Term of office)

The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year that will end within one year after their election; provided, however, that the term of office of those Directors who have newly assumed office while the other Directors are still in office shall be for the remaining balance of the term of office of the other Directors presently in office.

Articles 21 and 22 (The presentation of text is omitted here.)	Articles 20 and 21 (The presentation of text is omitted here.)

(New provision)

Article 22 (Resolutions of the Board of Directors without meeting)

Matters that require resolutions in a meeting of the Board of Directors may be resolved without holding a meeting if all Directors who are entitled to vote for such resolutions express unanimously in writing or in electromagnetic recording media their consent or approval on such matters; and such unanimous consent or approval shall be treated as if resolutions were effectively adopted in a meeting of the Board of Directors.

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Present Articles of Incorporation	Proposed Amendment

Article 23. (Exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director from liabilities as provided in Article 21-17, paragraph 1 of the Special Exceptions Law to the extent as provided in laws or regulations.

The Company may enter into an agreement with any outside Director to limit liabilities of such Director as provided in Article 21-17, paragraph 1 of the Special Exceptions Law to the aggregate amount as provided in the items of paragraph 19 of Article 266 of the Commercial Code, which are applied by paragraph 5 of the said Article of the Special Exceptions Law.

Article 23. (Exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director (including former Directors) from liabilities as provided in Article 423, paragraph 1 of the Company Law to the extent as provided in laws or regulations.

The Company may enter into an agreement with any outside Director to limit liabilities as provided for in Article 423, paragraph 1 of the Company Law of such Director to the extent in the aggregate amount as provided for in items of Article 425, paragraph 1 of the Company Law.

Article 25. (Committees) The Company shall have the Nominating Committee, the Audit Committee and the Compensation Committee.	(Delete)

Article 26. (The presentation of text is omitted here.)	Article 25. (The presentation of text is omitted here.)

Article 27. (Number) By resolution of the Board of Directors, the Company shall have not more than 40 Executive Officers.

Article 26. (Number)

By resolution of the Board of Directors, the Company shall have not more than 40 Executive Officers.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

Article 28. (Term of office)

The term of office of Executive Officers shall expire at the close of the first meeting of the Board of Directors after the ordinary General Meeting of Shareholders relating to the last closing of accounts within one year after their assumption of office; provided, however, that the term of office of those Executive Officers who have newly assumed office while the other Executive Officers are still in office shall be for the remaining balance of the term of office of the other Executive Officers presently in office.

Article 27 (Term of office) The term of office of Executive Officers shall expire on the last day of the business year that ends within one year from their election.

Article 29. (President and Chief Executive Officer)

By resolution of the Board of Directors, a President and Chief Executive Officer shall be selected, provided that the President and Chief Executive Officer must be a Representative Executive Officer.

Article 28. (President and Chief Executive Officer)

By resolution of the Board of Directors, a President and Chief Executive Officer shall be selected, provided that the President and Chief Executive Officer must be a Representative Executive Officer.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

Article 30. (Exemption of Executive Officers from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Executive Officer from liabilities as provided in Article 21-17, paragraph 1 of the Special Exceptions Law to the extent as provided in laws or regulations.

Article 29. (Exemption of Executive Officers from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Executive Officers (including former Executive Officers) from liabilities as provided in Article 423, paragraph 1 of the Company Law to the extent as provided in laws or regulations.

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Present Articles of Incorporation	Proposed Amendment
Article 31. (Chairmen Emeritus) The Company may have Chairmen Emeritus by resolution of the Board of Directors.

Article 30. (Chairmen Emeritus)

The Company may have Chairmen Emeritus by resolution of the Board of Directors.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

Article 32. (Date of closing of accounts) The date of closing of accounts of the Company shall be March 31 of each year.	Article 31. (Business year) The business year of the Company shall start on April 1 every year and end on March 31 of the following year.

(New provision)

Article 32. (Distribution of surplus and repurchase of the Company’s shares)

In accordance with the applicable laws, the Company may make decisions on matters specified in items in Article 459, paragraph 1 of the Company Law by resolution of its Board of Directors, without resolution at the General Meeting of Shareholders.

Article 33. (Dividends)

Dividends shall be paid to the shareholders or registered pledgees as of each date of closing of accounts.

If the dividends mentioned in the preceding paragraph are not received within three years from the date they became due and payable, the Company shall be relieved of the obligation to pay such dividends.

Article 33. (Record date for the purpose of distribution of surplus)

The Company shall allot surplus funds to the shareholders or registered pledgees as of March 31 or September 30 of each year.

In addition to the dates specified above, the Company may designate another record date for the purpose of allotting surplus funds.

If the distribution of surplus are not received within three years from the date they became due and payable, the Company shall be relieved of the obligation to pay such distribution of surplus.

Article 34. (Interim dividends)

The Company may, by resolution of the Board of Directors, make such distribution of money as provided for in Article 293-5 of the Commercial Code of Japan to the shareholders or registered pledgees as of the last day of September of each year.

The provisions of the second paragraph of the preceding Article shall apply, mutatis mutandis, to the distribution of money mentioned in the preceding paragraph.

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Present Articles of Incorporation	Proposed Amendment

Supplementary Provisions

Article 1. (Transitional measure regarding exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director from liabilities in respect of any act prior to the close of the ordinary General Meeting of Shareholders relating to the accounting period ended March 2003 as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent as provided in laws or regulations.

Supplementary Provisions

Article 1. (Transitional measure regarding exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director from liabilities in respect of any act prior to the close of the Ordinary General Meeting of Shareholders for the accounting period ended March 2003 as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan (hereinafter the “Former Commercial Code) before it was revised in accordance with the Law Regarding Creation of Relevant Laws in Response to the Enactment of the Company Law to the extent as provided in laws or regulations.

Article 2. (Transitional measure regarding exemption of Corporate Auditors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor from liabilities prior to the close of the ordinary General Meeting of Shareholders relating to the accounting period ended March 2003 to the extent as provided in laws or regulations.

Article 2. (Transitional measure regarding exemption of Corporate Auditors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor from liabilities as provided for in the Former Commercial Code prior to the close of the Ordinary General Meeting of Shareholders for the accounting period ended March 2003 to the extent as provided in laws or regulations.

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FOR IMMEDIATE RELEASE

Hitachi to Repurchase Its Own Shares

Tokyo, April 27, 2006 — Hitachi, Ltd. (TSE: 6501/NYSE: HIT) today announced that it determined, at the meeting of the Board of Directors held today, to repurchase its own shares, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, in order to implement a flexible capital strategy, including business restructuring.

1.	Class of shares to be repurchased: Common stock of Hitachi, Ltd.
2.	Aggregate number of shares to be repurchased: Up to 6.5 million shares
3.	Aggregate amount of repurchase: Up to 5 billion yen
4.	Period of repurchase: During May 2006

(Reference)

Treasury stocks held by the Company as of March 31, 2006

Number of outstanding shares (excluding treasury stocks): 3,330,844,761 shares

Number of treasury stocks: 37,281,295 shares

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FOR IMMEDIATE RELEASE

Hitachi Announces New Directors

Tokyo, April 27, 2006 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced new directors in accordance with a decision taken at a meeting of Nominating Committee convened today, and is subject to approval at Hitachi’s Ordinary General Meeting of Shareholders on June 27, 2006.

1. Director Candidates <Proposed at Hitachi’s Ordinary General Meeting of Shareholders on June 27, 2006> [* New]

< Board Director (Chair)>

Yoshiki Yagi, currently Board Director (Chair)

<Director>

Etsuhiko Shoyama, currently Director; Chairman

*Kazuo Furukawa, currently President

*Tadamichi Sakiyama, currently Director, Hitachi Construction Machinery Co., Ltd.

Takashi Miyoshi, currently Director; Executive Vice President and Executive Officer

<Outside Director>

Ginko Sato, currently Outside Director; Honorary President, Japan Association for the Advancement of Working Women

Hiromichi Seya, currently Outside Director; Senior Corporate Advisor, Asahi Glass Co., Ltd.

Akira Chihaya, currently Outside Director; Representative Director and Chairman of the Board, Nippon Steel Corporation

*Tohru Motobayashi, currently Partner, Mori Hamada & Matsumoto

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<Director>

Isao Uchigasaki, currently Director; Director and Chairman of the Board, Hitachi Chemical Co., Ltd.

Takashi Kawamura, currently Director; Director and Chairman of the Board, Representative Executive Officer, Hitachi Software Engineering Co., Ltd.

Yoshiro Kuwata, currently Director; Director and Chairman of the Board, Representative Executive Officer, Hitachi High-Technologies Corporation

Masayoshi Hanabusa, currently Director; Chairman of the Board, Hitachi Capital Corporation

Ryuichi Seguchi, currently Director; Chairman Emeritus, Hitachi Construction Machinery Co., Ltd.

2. Resigning Directors

Kotaro Muneoka, currently Director

Toshiro Nishimura, currently Outside Director; Founder, Senior Counsel of Nishimura & Partners

Hiroshi Kuwahara, currently Director; Director and Chairman of the Board, Representative Executive Officer, Hitachi Maxell, Ltd.

About Hitachi, Ltd.

Hitachi, Ltd. (TSE: 6501 / NYSE:HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027 billion yen ($84.3billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

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Biography of New Director Candidates

Kazuo Furukawa

1. Date of Birth	:	November 3, 1946
2. Education
March 1971	:	Master’s degree in Electrical Engineering from the University of Tokyo
3. Business Experience
April 2006	:	President
April 2005	:	Executive Vice President and Executive Officer, President & Chief Executive Officer, Information & Telecommunication Systems Group, General Manager Corporate Export Regulation Division
April 2004	:	Senior Vice President and Executive Officer, President & Chief Executive Officer, Information & Telecommunication Systems Group
June 2003	:	Vice President and Executive Officer, President & Chief Executive Officer, Information & Telecommunication Systems Group
April 1971	:	Joined Hitachi, Ltd

Tadamichi Sakiyama

1. Date of Birth	:	June 13, 1941
2. Education
March 1964	:	Graduated from, Faculty of Economics, the University of Tokyo
3. Business Experience
April 2006	:	Director, Hitachi Construction Machinery Co., Ltd.
June 2003	:	Executive Vice President and Executive Officer and Director
April 2003	:	Executive Vice President and Executive Officer
June 2001	:	Board Director, Senior Vice President
April 1999	:	Vice President, General Manager of Internal Auditing Office, Hitachi, Ltd.
April 1994	:	General Manager of Accounting Department
April 1964	:	Joined Hitachi, Ltd

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Tohru Motobayashi

1. Date of Birth	:	January 5, 1933
2. Education
March 1961	:	Graduated from Faculty of Law, the University of Tokyo
May 1969	:	Master’s degree from Harvard Law School
3. Business Experience
April 1963	:	Admitted in Japan, Tokyo Bar Association
June 1970	:	Partner, Mori Sogo Law Offices (currently, Mori Hamada & Matsumoto)
President of the Japan Federation of Bar Associations (April 2002 – March 2004)

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FOR IMMEDIATE RELEASE

Hitachi Announces Executive Changes

Tokyo, April 27, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on May 1, 2006.

1. New Executive Officer [Effective May 1, 2006]

Akira Maru

New Position: Vice President and Executive Officer,

President & Chief Executive Officer of Power Systems Group,

General Manager of Power & Industrial Systems Business Administration Division

Current Position: General Manager of Hitachi Works,

Executive Vice President of Power Systems Group

2. Change of Position [Effective May 1, 2006]

Shozo Saito

New Position: Senior Vice President and Executive Officer,

in charge of Power Systems Business, Production Technology, Power Technology

Current Position: Senior Vice President and Executive Officer,

in charge of Production Technology, Power Technology

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3. Resignation [Effective April 30, 2006]

Shigeharu Mano, currently Executive Vice President and Executive Officer,

President & Chief Executive Officer of Power Systems Group, will resign from the Board and become an Adviser to Hitachi, Ltd.

Mr. Mano is also resigning as President and Director of Babcock-Hitachi K.K., effective April 30, 2006.

4. Executive Officers [Effective May 1, 2006] [*New]

Etsuhiko Shoyama	Chairman

Kazuo Furukawa	President

Michiharu Nakamura	Executive Vice President and Executive Officer in charge of Research & Development, Business Incubation, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Technology Officer

Hiroaki Nakanishi	Executive Vice President and Executive Officer, Chief Executive for North America, Chief Executive Officer of Hitachi Global Storage Technologies, Inc.

Takashi Hatchoji	Executive Vice President and Executive Officer, General Manager of Compliance Division, in charge of Corporate Planning & Development, Legal & Corporate Communications, Management Audit, Procurement

Takashi Miyoshi	Executive Vice President and Executive Officer, Chief Hitachi Group Headquarters, in charge of Business Development and Finance

Tadahiko Ishigaki

Senior Vice President and Executive Officer,

General Manager of Corporate Marketing Group,

Group-wide Strategic Sales Office,

Customer Satisfaction Promotion Center,

in charge of Digital Media Business and Group-Global,

General Manager of Corporate Export Regulation Division

Kunihiko Ohnuma

Senior Vice President and Executive Officer,

President & Chief Executive Officer of Urban Planning and

Development Systems Group,

in charge of Industrial Systems,

General Manager of Motor Power Systems Division

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Manabu Shinomoto	Senior Vice President and Executive Officer, President & Chief Executive Officer and Chief Technology Officer of Information & Telecommunication Systems Group

Taiji Hasegawa	Senior Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

Kazuhiro Mori	Senior Vice President and Executive Officer, in charge of Hitachi Group Companies Management Assistance, President and Director of Hitachi Displays, Ltd.

Shozo Saito	Senior Vice President and Executive Officer, in charge of Power Systems Business, Production Technology, Power Technology

Junzo Kawakami	Senior Vice President and Executive Officer, General Manager of Research & Development Group

Minoru Tsukada	Senior Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

* Akira Maru	Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group, General Manager of Power & Industrial Systems Business Administration Division

Gaku Suzuki	Vice President and Executive Officer, President & Chief Executive Officer of Industrial Systems Group, General Manager of Transportation Systems Division, Vice General Manager of Power & Industrial Systems Business Administration Division

Naoya Takahashi	Vice President and Executive Officer, Executive Vice President and Chief Technology Officer of Information & Telecommunication Systems Group

Junzo Nakajima	Vice President and Executive Officer, Executive Vice President and Chief Innovation Officer of Information & Telecommunication Systems Group

Kazuhiro Tachibana	Vice President and Executive Officer, General Manager of Consumer Business Group

Makoto Ebata	Vice President and Executive Officer, Vice General Manager of Consumer Business Group, President & Chief Executive Officer of Ubiquitous Platform Group

Masahiro Hayashi	Vice President and Executive Officer, General Manager of Kansai Area

Koichiro Nishikawa	Vice President and Executive Officer, in charge of Business Development

Shinjiro Kasai	Vice President and Executive Officer, in charge of Human Capital, General Manager of Secretarial Office and Head Office Business Support Division

Hiroyuki Fukuyama	Vice President and Executive Officer, in charge of Production Technology, General Manager of Investment Planning Office and Corporate Quality Assurance Division

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5. Biography of New Executive Officer

Akira Maru

1. Date of Birth	:	November 8, 1948
2. Education	:
March 1971	:	Graduated from Faculty of Engineering, the Hokkaido University
3. Business Experience
April 2005	:	General Manager of Hitachi Works, Executive Vice President of Power Systems Group
April 2003	:	General Manager of Nuclear Systems Division, Power & Industrial Systems Group
June 2008	:	General Manager of Hitachi Manufacturing Division, Nuclear Systems Division, Power & Industrial Systems Group
August 1994	:	General Manager of Nuclear Design Dept, Hitachi Works
April 1971	:	Joined Hitachi, Ltd.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Website at http://www.hitachi.com.

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